October 12, 2007

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE, [Mail Stop 4561] Washington, D.C. 20549 Attention: Michael R. Clampitt, Esq.	Via Electronic Filing

Re:	Coast Financial Holdings, Inc.
Preliminary Proxy Statement
Filed on September 12, 2007
File No. 000-50433

Dear Mr. Clampitt:

This letter is being provided on behalf of Coast Financial Holdings, Inc. (the “Company”) in response to the October 4, 2007 comment letter (the “Comment Letter”) of the staff to the Company concerning the above-referenced filing.

Set forth below in bold are the staff’s comments from the Comment Letter, followed in each case by the Company’s response. The Company is filing a revised preliminary proxy statement (the “Amended Preliminary Proxy Statement”) concurrently herewith and page references in the Company’s responses to the staff’s comments refer to those pages in the Amended Preliminary Proxy Statement.

General

1.	Please confirm that financial projections were not provided to First Banks.

Response:

The Company hereby confirms that financial projections were not furnished to First Banks prior to the execution of the definitive Merger Agreement.

Securities and Exchange Commission

October 12, 2007

Shareholder Letter

2.	Revise either the second or third paragraphs to disclose the Deficiency at the most recent practicable date.

Response:

The requested revision has been made. In addition, the Company has included disclosures regarding the potential low-end range of the purchase price that could be payable, prior to triggering the termination right available if the Deficiency exceeds $10 million. Similar changes were made throughout the Amended Preliminary Proxy Statement, where appropriate. See the third paragraph of the Shareholder Letter, the cover page of the Amended Preliminary Proxy Statement, and pages iii and 1.

Notice of Special Meeting

Merger Proposal

3.	Revise to disclose the price offered per share, approximately $3.40, subject to downward adjustment.

Response:

The Company agrees that it should be clarified that the price offered per share is subject to a downward adjustment. Revisions have been made throughout the Amended Preliminary Proxy Statement, where appropriate, to so clarify. See the second paragraph of the Shareholder Letter, the cover page of the Amended Preliminary Proxy Statement, and pages iii and 1.

However, we request the staff to reconsider its request that the Company make such revisions in to the notice of special meeting required under state law. Because of the complexity of determining the actual price to be paid for each Common Share pursuant to the merger, the Company has opted to incorporate by reference the more detailed discussion of the merger and the merger consideration payable in connection therewith which is contained in the Amended Preliminary Proxy Statement, rather than including the full pricing formula and related explanation. Under applicable Florida law, the notice is required only to state that one of the purposes of the meeting is to consider the plan of merger and the notice may either contain or be accompanied by a copy or a summary of the plan. The definitive proxy statement, which will include a full copy of the Merger Agreement, will satisfy this requirement.

Securities and Exchange Commission

October 12, 2007

Proxy Statement cover page

4.	The proxy statement should begin with a Summary Term Sheet, not a cover page. See Item 14(b)(1) of Schedule 14A.

Response:

We believe that the inclusion of a cover page is appropriate in order to explain to the Company’s shareholders the basic reason for disseminating the proxy statement to them and to include the information on the cover page required by Item 1(b) of Schedule 14A. We note Item 14(b)(1) of Schedule 14A requires the proxy statement to include the “information required by Item 1001 of Regulation M-A,” which is the Summary Term Sheet referenced in the staff’s comment. Instruction 2 of Item 1001 of Regulation M-A provides that “The summary term sheet must begin on the first or second page of the disclosure document provided to security holders” (emphasis added). Consistent with the requirements of Item 1001 of Regulation M-A, the Summary Term Sheet immediately follows the cover page and commences on the second page of the Amended Preliminary Proxy Statement.

Summary Term Sheet

Interests of Directors and Officers in the Merger, page v

5.	Revise the first bullet to disclose any increase in pay and benefits for Ms. Lee following the consummation of the merger. Revise the second and third bullets to disclose the dates of the agreements. Revise the fourth bullet to change the parenthetical disclosure and instead, provide the name(s) and amounts individually.

Response:

The requested revisions have been made. See page v. Please be advised that no employment arrangements between Ms. Lee and First Banks have been finalized. However, if such arrangements are finalized prior to the dissemination of the definitive proxy statement, the information requested by the staff will be added.

Conditions to the Merger, page vii

6.	Revise the fifth bullet to define “adversely classified assets”.

Response:

The requested revisions have been made. See page vii.

Stock Option Agreement, page ix

7.	Revise to disclose the option price.

Response:

The requested revisions have been made. See page ix.

Securities and Exchange Commission

October 12, 2007

Questions and Answers about the Merger, page 1

8.	Since you are not S-3 eligible, you cannot incorporate by reference. Consequently, the references here and on page 39 are confusing. Please delete.

Response:

The phrase “or incorporated by reference” on page 1 and the phrase “and which are incorporated by reference” on page 41 have been deleted.

The Merger

Background of the Merger, page 9

9.	With regard to the first paragraph on page 9, supplementally provide the staff with the following information:

•	In what report filed with the SEC, did the Company disclose its policies regarding draws and inspections relating to construction loans; and,

•	A copy of Mr. Coon’s employment agreement or, if none, the SEC report that first lays out the details of his employment, especially the 4% commission arrangement.

Response:

In response to the first bullet point, the Company has included a description of its loan operations in each of its registration statements and Forms 10-KSB or 10-K filed with the Commission, commencing with its initial public offering in November 2003. In each of these filings, the Company has disclosed, among other things, the following:

•

that Coast Bank of Florida, the wholly-owned subsidiary of the Company (“the “Bank”) finances the construction of individual, owner-occupied houses on the basis of written construction loan and underwriting management guidelines;

•

how such loans are structured (either to be converted to permanent loans with the Bank at the end of the construction phase or to be paid off upon receiving financing from another financial institution);

•	such loans to developers generally have terms of up to 24 months;

•	that loan proceeds on builders’ projects are disbursed in increments as construction progresses and as inspections warrant; and

•

that such loans are generally considered to involve a higher degree of risk than long-term financing collateralized by improved, occupied real estate and that the Company’s risk of loss on such a loan is dependent largely upon the accuracy of the initial estimate of the property’s value at the completion of construction and estimated cost (including interest) of construction.

Securities and Exchange Commission

October 12, 2007

Further, it has been explained in such filings that if the estimate of construction cost proves to be inaccurate, the Bank could be required to advance funds beyond the amount originally committed in order to permit completion of the project and if the estimate of anticipated value proves to be inaccurate, the value of the Bank’s collateral may be insufficient to assure full repayment. See the sections captioned

•

“Residential Lending” and “Construction Loans” on (a) pages 31 and 32 of the Company’s 424 Prospectus filed with the Commission on November 7, 2003, (b) pages 5 and 7 of the Company’s Form 10-KSB for the fiscal year ended December 31, 2003, and (c) pages 5 and 7 of the Company’s Form 10-KSB for the fiscal year ended December 31, 2004; and

•

“Residential Lending” on (a) page 55 of the Company’s 424 Prospectus filed with the Commission on October 5, 2005, and (b) page 7 of the Company’s Form 10-K for the fiscal year ended December 31, 2005.

The Form 10-K for the fiscal year ended December 31, 2006 discloses the discontinuance of such operations.

In response to the second bullet point, please be advised that Mr. Coon does not have, and has not ever had, an employment agreement with the Company or any of its subsidiaries or affiliates. Although the precise details of his compensation arrangements were not set forth with the specificity alluded to in the staff’s comments, Mr. Coon’s receipt of commission fee based compensation has been disclosed in each registration statement and proxy statement (or Form 10-K/A filed in 2007) filed with the Commission since its initial public offering in 2003.

More specifically, in each of the Compensation Tables included in its filings with the Commission, the Company has included the commissions paid to Mr. Coon during the previous year in the column “All Other Compensation” and has included a footnote to clarify that Mr. Coon receives commissions based on the aggregate dollar value of residential real estate loans originated by the mortgage banking department. For ease of reference, the referenced disclosures can be located in the Compensation Table and related footnotes as follows:

•	on page 64 of the Rule 424 Prospectus filed with the Commission on November 7, 2003;

•	on page 18 of the definitive proxy statement filed with the Commission in April, 2004;

•	on page 19 of the definitive proxy statement filed with the Commission in April, 2005;

•	on page 86 of the Rule 424 Prospectus filed with the Commission on October 25, 2005;

•	on page 18 of the definitive proxy statement filed with the Commission in April, 2006;

Securities and Exchange Commission

October 12, 2007

•	on page 12 of the Form 10-K/A filed with the Commission on May 1, 2006.

Please note that Mr. Coon did not receive a 4% commission. The Form 10-K/A disclosures about Mr. Coon reference a 4% increase in his base salary paid during 2006 over what he was paid in 2005.

10.	Revise the first full paragraph on page 9 to disclose the number of indications of interest received and the number invited to conduct due diligence. In addition, disclose the range in the value of the initial offers and the cutoff value for inviting others to conduct due diligence.

Response:

We have revised the disclosures on pages 9 and 10 to disclose the number of indications of interest received, the range of values proposed, and that all such parties were invited to conduct due diligence at the outset of the next round of the bidding process. However, because of the significant disparities between the price offered by First Banks and that offered by the remaining bidders, it was mutually agreed that there was no reason for First Banks to participate in the due diligence round unless if could substantially increase the value of its indication of interest. In retrospect, it appears that the First Banks offer was a more realistic assessment of the appropriate price range.

11.	Revise the second full paragraph on page 10 to disclose the dollar amount of the portfolio of construction to permanent residential loans and the dollar amount of the loans related to CCI and its affiliates.

Response:

The requested revisions have been made. See page 10.

12.	Revise the fourth paragraph on page 10 to disclose the material terms of the proposed recapitalization plan.

Response:

We have revised the disclosures on page 10 to clarify that no actual recapitalization plan was ultimately proposed. Supplementally, please be advised, that although the Recap Party had described various potential scenarios that it might consider, such proposals were dependent upon a due diligence review. Upon completion of its due diligence review, the Recap Party concluded that it could not present a feasible recapitalization plan for the Company to consider.

13.	Revise the fifth paragraph on page 10 to disclose the range in values of the final bids and indicate whether or not any of the earlier indications of interest that did not result in being invited to make the final bid offered a greater value than First Bank’s initial indication.

Securities and Exchange Commission

October 12, 2007

Response:

The requested revisions have been made. See page 10.

As indicated in our prior response, none of the parties that submitted an indication of interest were specifically excluded from the due diligence round. However, the only indication of interest that did not participate in the final round of bids was First Banks. First Banks was ultimately invited to conduct due diligence and participate in the final round when it became apparent that its earlier indication of interest was likely to be competitive with the final offers that were anticipated to be made.

14.	Revise to disclose why and when the special committee extended the deadline for final bids from May 7 to May 31.

Response:

The requested revisions have been made. See page 10.

15.	Revise the first paragraph on page 11 to disclose how many final bids were received and the range in value of the offers.

Response:

The requested revisions have been made. See page 11.

16.	Revise the second or third paragraph on page 11 to disclose the closing conditions that were deemed unacceptable.

Response:

The requested revisions have been made. See page 11.

Securities and Exchange Commission

October 12, 2007

Recommendation of our Board of Directors and Reasons for the Merger, page 11

17.	The board should specifically note each line item analysis that does not support its recommendation and explain why, in light of this analysis, it is recommending the transaction.

Response:

Please note that the Company has disclosed in the first full paragraph on 15 those factors that the special committee and the board of directors considered to be adverse factors associated with the merger. We have added a caption to clearly identify this discussion.

With respect to the final conclusions reached by the board of directors to recommend approval of the Merger Agreement, no specific weights were given to any of the factors or analyses undertaken by the special committee, the board of directors, or each of their individual members in reaching their conclusions. Rather, all of the material factors described on pages 12-15 of the Amended Preliminary Proxy Statement were considered as a whole and it was concluded that the positive material factors outweighed the adverse material factors and that it was in the best interests of the Company’s shareholders to approve the merger. See the last sentence of the carryover paragraph ending on page 16.

Opinion of The Kafafian Group, Inc. page 15

18.	Revise to delete the section of the capitalized paragraph on page 16 that indicates the opinion WAS DIRECTED ‘ONLY’ TO THE SPECIAL COMMITTEE AND OUR BOARD.

Response:

The requested revisions have been made. See page 16.

19.	Supplementally provide the staff with the Boardbooks/materials used by the Special Committee and/or the Board including the materials referred to in bullets 5 and 12 on page 16.

Response:

The requested materials are being furnished to you under separate cover, together with a request for confidential treatment pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934.

20.	Please advise why a discounted cash flow analysis was not used.

Response:

Supplementally, please be advised that a discounted cash flow analysis was not used because it would have been meaningless under the present circumstances. The projections furnished to Kafafian by the Company as part of its valuation analyses did not contemplate a profit or any positive clash flows for the periods provided. Accordingly, a meaningful discounted cash flow analysis could not be calculated.

Securities and Exchange Commission

October 12, 2007

21.	Noting that the values derived by Kafafian all exceeded the merger price with the exception of the Capital Deterioration analysis on a trading basis, revise to add disclosure to the last bullet on page 12 as to why the Special Committee adopted the Kafafian opinion.

Response:

Please be advised that although the Special Committee did consider the information provided by The Kafafian Group, Inc., including its fairness opinion, the Special Committee never adopted the opinion per se. The opinion was one of the factors considered, albeit an important factor. Revisions were made to the referenced bullet on page 12 and on page 18 to clarify the use made of the Kafafian opinion. Given the complexities of valuing the offer under the circumstances confronting the Company and its stockholders, the Special Committee placed considerable reliance on The Kafafian Group, Inc., as its financial expert, to advise it on the fairness of the offering. The Special Committee simply is not an expert in valuing financial institutions.

It was significant to The Kafafian Group, Inc., as well as to the Special Committee, that the First Banks offer was deemed to be the best offer received, was negotiated at arm’s length through a truly adversarial process, and there was a concern that under both financial and regulatory constraints whether the Company would be unable to continue as a going concern if a transaction was not approved.

Further, the Company agreed with the reliance placed on the Capital Deterioration analyses in light of the initial bids received, the post due diligence revisions of those bids, and the possibility of further regulatory action being taken by the banking regulators. Because of those circumstances, the Company’s situation is clearly unique from other financial institutions that are currently operating (“Peer Groups”) or from other financial institutions not on the brink of potential failure that were acquired (“Comparable Transactions”). As of the date of the fairness opinion, there had been very few bank failures or near failures in recent years that were acquired under distress from which to compare. Kafafian weighed all of these circumstances and determined that the merger consideration was fair, from a financial point of view, to the company’s shareholders. In light of these circumstances, the special committee and the board of directors of the company accepted the Kafafian opinion.

We have added language on page 13 to clarify why the Special Committee favorably considered the opinion in its analysis of whether to approve the First Banks transaction.

22.	Please state, if true, that Kafafian has consented to the appearance of its opinion in the proxy statement.

Response:

The requested language has been added. See page 16.

Securities and Exchange Commission

October 12, 2007

Merger Consideration, page 28

23.	Revise to at a short table disclosing the various factors determining the acquisition price at both 12/31/06 and 6/30/07 or a more recent practicable date. In this regard, present the amounts for allowance for loan and lease losses, tangible equity, non-performing loans and leases and OREO at those dates and the deficiency based on those numbers. In addition, provide an illustration based on 6/30/07 or later numbers and how it would affect the acquisition price and the per share price.

Response:

The requested revisions have been made. See pages 28-29. In addition, we have clarified the possible range of the prices and the deteriorating financial condition of the Company.

In order to assist the Company’s shareholders in understanding the impact that the amount of the Deficiency may have on the price per share that will be received in the merger, we have added a table illustrating the impact on the per share merger consideration under various Deficiency scenarios.

The Stock Option Agreement, page 37

24.	Please revise the penultimate paragraph on page 38 to disclose the “specified circumstances” requiring repurchase.

Response:

First Banks has the right to terminate the option and to require a termination payment equal to the difference between the third party offer price and the exercise price of the option. The disclosures on page 39 have been revised to more accurately describe the rights of First Bank under the Stock Option Agreement.

The Loan Transaction, page 39

25.	Please to add a subsection for the Stock Pledge Agreement and briefly disclose the material terms and the effect a default will have on the current holders of company stock.

Securities and Exchange Commission

October 12, 2007

Response:

A paragraph has been added to the disclosures relating to the Coast Financial Line of Credit to include the requested disclosures. See page 40.

Security Ownership of Management…, page 40

25.	Revise footnotes 15 and 17 to indicate who holds voting and dispositive authority.

Response:

The requested revisions have been made. See page 43. The Company is not affiliated with such persons and is unable to verify the accuracy of the information included in such filings.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the above-captioned filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the above-captioned filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company, we trust that the foregoing has been responsive to the staff’s comments. If the staff has any additional comments or concerns, please call the undersigned at (813) 223-7000.

Sincerely,

/s/ Richard A. Denmon
Richard A. Denmon

cc:	Anne V. Lee, CEO, Coast Financial Holdings, Inc.
Justin D. Locke, CFO, Coast Financial Holdings, Inc.